Exhibit 1.1

CREDIT AGREEMENT

Maryland

January 18, 2011

Borrower: BCSB BANCORP, INC., a corporation organized under the laws of the State of Maryland having its chief executive office at 4111 East Joppa Road, Towson, Maryland 21236.

Bank:	MANUFACTURERS AND TRADERS TRUST COMPANY, a New York banking corporation with its chief executive office at One M&T Plaza, Buffalo, NY 14240. Attention: Office of General Counsel.

The Bank and the Borrower agree as follows:

1.	DEFINITIONS.

a.	“Credit” means any and all credit facilities and any other financial accommodations made by the Bank in favor of the Borrower pursuant to the Note, whether now or hereafter in existence.

b.	“FDIC” means the Federal Deposit Insurance Corporation.

c.	“Federal Banking Agency” means collectively the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the National Credit Union Administration and the Office of Thrift Supervision.

d.	“FFIEC” means the Federal Financial Institutions Examination Council.

e	“G.A.A.P.” means, with respect to any date of determination, generally accepted accounting principles as used by the Financial Accounting Standards Board and/or the American Institute of Certified Public Accountants consistently applied and maintained throughout the periods indicated.

f.	“Interest Expense” means all finance charges reflected on the income statement as interest expense for all obligations of Borrower to any person, including, but not limited to, Bank, as shown on the balance sheet in accordance with G.A.A.P.

g.	“Note” means that certain Daily Adjusting LIBOR Revolving Note dated as of the date hereof made by Borrower in favor of the Bank in the face amount of $2,000,000.

h.	“Obligations” means any and all indebtedness or other obligations of the Borrower under the Transaction Documents to the Bank in any capacity, now existing or hereafter incurred, however created or evidenced, regardless of kind, class or form, whether direct, indirect, absolute or contingent (including obligations pursuant to any guaranty, endorsement, other assurance of payment or otherwise), whether joint or several, whether from time to time reduced and thereafter increased, or entirely extinguished and thereafter re-incurred, together with all extensions, renewals and replacements thereof, and all interest, fees, charges, costs or expenses which accrue on or in connection with the foregoing, including any indebtedness or obligations (i) not yet outstanding but contracted for, or with regard to which any other commitment by the Bank exists; (ii) arising prior to, during or after any pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding; (iii) owed by the Borrower to others and which the Bank obtained, or may obtain, by assignment or otherwise; and (iv) payable under this Agreement.

i.	“Pledge Agreement” means that Pledge of Securities dated as of the date hereof executed by the Borrower in favor of the Bank in connection with the Credit.

j.	“Subordinated Debt” means all indebtedness of the Borrower which has been formally subordinated to payment and collection of the Obligations.

k.	“Subsidiary” means any corporation or other business entity of which at least fifty percent (50%) of the voting stock or other ownership interest is owned by the Borrower directly or indirectly through one or more Subsidiaries. If the Borrower has no Subsidiaries, the provisions of this Agreement relating to the Subsidiaries shall be disregarded, without affecting the applicability of such provisions to the Borrower alone.

l.	“Transaction Documents” means this Agreement, the Note, the Pledge Agreement and all other documents, instruments or other agreements by the Borrower in favor of the Bank in connection with the Obligations, whether now or hereafter in existence, including, as applicable, promissory notes, security agreements, guaranties and letter of credit reimbursement agreements executed by the Borrower.

1	© Manufacturers and Traders Trust Company, 2004

2.	REPRESENTATIONS AND WARRANTIES. The Borrower makes the following representations and warranties and any additional representations and warranties on any attached schedule titled “Additional Representations and Warranties”, all of which shall be deemed to be continuing representations and warranties as long as this Agreement is in effect:

a.	Commercial Loan. The Credit evidences a commercial loan and an extension of credit for a commercial purpose within the meaning of Md. Code, Commercial Law Art.

b.	Good Standing; Authority. The Borrower and each Subsidiary (if either is not an individual) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was formed. The Borrower and each Subsidiary is duly authorized to do business in each jurisdiction in which failure to be so qualified could be expected to have a material adverse effect on its business or assets and has the power and authority to own each of its assets and to use them in the ordinary course of business now and in the future.

c.	Compliance. The Borrower and each Subsidiary conducts its business and operations and the ownership of its assets in compliance with each applicable statute, regulation and other law, including environmental laws. All approvals, including authorizations, permits, consents, franchises, licenses, registrations, filings, declarations, reports and notices (the “Approvals”) necessary for the conduct of the Borrower’s and each Subsidiary’s business and for the Credit have been duly obtained and are in full force and effect. The Borrower and each Subsidiary is in compliance with the Approvals. The Borrower and each Subsidiary (if either is not an individual) is in compliance with its certificate of incorporation, by-laws, partnership agreement, articles of organization, operating agreement or other applicable organizational or governing document as may be applicable to the Borrower or a Subsidiary depending on its organizational structure (“Governing Documents”). The Borrower and each Subsidiary is in compliance with each agreement to which it is a party or by which it or any of its assets is bound.

d.	Legality. The execution, delivery and performance by the Borrower of this Agreement and all documents relating to the Credit, including the Transaction Documents, (i) are in furtherance of the Borrower’s purposes and within its power and authority; (ii) do not (A) violate any statute, regulation or other law or any judgment, order or award of any court, agency or other governmental authority or of any arbitrator with respect to the Borrower or any Subsidiary or (B) violate the Borrower’s or any Subsidiary’s Governing Documents (if either is not an individual), constitute a default under any agreement binding on the Borrower or any Subsidiary or result in a lien or encumbrance on any assets of the Borrower or any Subsidiary; and (iii) if the Borrower or any Subsidiary is not an individual, have been duly authorized by all necessary organizational actions.

e.	Fiscal Year. The fiscal year of the Borrower is the calendar year unless the following blank states otherwise: year ending September 30.

f.	Title to Assets. The Borrower and each Subsidiary has good and marketable title to each of its assets free of security interests, mortgages or other liens or encumbrances, except as set forth on any attached Schedule titled “Permitted Liens” or pursuant to the Bank’s prior written consent.

g.	Judgments and Litigation. There is no pending or threatened (in writing) claim, audit, investigation, action or other legal proceeding or judgment, order or award of any court, agency or other governmental authority or arbitrator (any, an “Action”) which involves the Borrower, its Subsidiaries or their respective assets and could reasonably be expected to have a material adverse effect upon the Borrower or any Subsidiary or threaten the validity of the Credit, any Transaction Document or any related document or action.

h.	Full Disclosure. Neither this Agreement nor any certificate, financial statement or other writing provided to the Bank by or on behalf of the Borrower or any Subsidiary contains any statement of fact that is incorrect or misleading in any material respect or omits to state any fact necessary to make any such statement not incorrect or misleading. The Borrower has not failed to disclose to the Bank any fact that could reasonably be expected to have a material adverse effect on the Borrower or any Subsidiary.

i.	TARP Redemption. Prior to making its first request for a Loan under the Note, the Borrower has fully redeemed 10,800 shares of Fixed Rate Cumulative Preferred stock issued to the U. S. Treasury under the federal Troubled Asset Relief Program’s Capital Purchase Program.

3.	AFFIRMATIVE COVENANTS. Until the Termination Date, the Borrower will comply with any additional affirmative covenant contained in any attached Schedule titled “Additional Affirmative Covenants” and shall:

a.

Financial Statements and Other Information. Promptly deliver to the Bank (i) within forty-five (45) days after the end of each of its first three fiscal quarters, an unaudited consolidating and consolidated financial statement of the Borrower and each Subsidiary as of the end of such quarter, which financial statement shall consist of income and cash flows for the quarter, for the corresponding quarter in the previous fiscal year and for the period from the end of the previous fiscal year, with a consolidating and consolidated balance sheet as of the quarter end all in such detail as the Bank may reasonably request; (ii) within ninety (90) days after the end of each fiscal year, consolidating and consolidated statements of the Borrower’s and each Subsidiary’s income and cash flows and its consolidating and consolidated balance sheet as of the end of such fiscal year, setting forth comparative figures for the preceding fiscal year and to be audited by an independent certified public accountant acceptable to the Bank, provided that an independent public accounting firm ratified by Borrower’s shareholders shall be considered acceptable to the Bank; all such statements shall be certified by the Borrower’s chief financial officer to be correct and in accordance with the Borrower’s and each Subsidiary’s records and to present fairly the results of the Borrower’s and each Subsidiary’s operations and cash flows and its financial position at year end; and (iii) with each statement of income, a certificate executed by the Borrower’s chief executive and chief financial officers or other such person responsible for the financial management of the Borrower in the form attached hereto as Exhibit A: (A) setting forth the computations required to establish the Borrower’s compliance with each financial covenant, if any, during the statement period, (B) stating that the signers of the certificate have reviewed this Agreement and the operations and condition (financial or other) of the Borrower and each of its Subsidiaries during the relevant period and (C) stating that no Event of Default occurred during the period, or if an Event of

2	© Manufacturers and Traders Trust Company, 2004

Default did occur, describing its nature, the date(s) of its occurrence or period of existence and what action the Borrower has taken with respect thereto. The Borrower shall also promptly provide the Bank with copies of all annual reports, proxy statements and similar information distributed to shareholders, partners or members, and copies of all public filings with the Securities and Exchange Commission (the “SEC”) and the Pension Benefit Guaranty Corporation, and shall provide, in form satisfactory to the Bank, such additional information, reports or other information as the Bank may from time to time reasonably request regarding the financial and business affairs of the Borrower or any Subsidiary. If the Borrower is an individual, the Borrower shall provide annually a personal financial statement in form and detail acceptable to the Bank and such other financial information as the Bank may from time to time reasonably request. The Bank hereby acknowledges that until all of the information contained in the financial statements or other information or reports regarding the financial and business affairs of the Borrower or any of its Subsidiaries provided by the Borrower pursuant to this section is fully disclosed in the Borrower’s public filings with the SEC, such information will remain both material and non-public.

b.	Capitalization of Borrower and Subsidiaries (Consolidated) and Banking Subsidiaries. The Borrower and its Subsidiaries (consolidated) and Baltimore County Savings Bank, FSB and any subsidiary bank or banks that may be acquired prior to the Termination Date, will maintain “Total Risk-Based Capital Ratios”, “Tier I Risk-Based Capital Ratios”, and “Tier I Risk-Based Leverage Ratios” as defined and calculated in accordance with applicable regulations issued, from time to time, by the appropriate Federal Banking Agency(ies) sufficient to be considered “well-capitalized” by the regulatory agency(ies) that have regulatory oversight of the Borrower and its Subsidiaries.

c	Accounting; Tax Returns and Payment of Claims. The Borrower and each Subsidiary will maintain a system of accounting and reserves in accordance with generally accepted accounting principles, has filed and will file each tax return required of it and, except as disclosed in the Schedule, has paid and will pay when due each tax, assessment, fee, charge, fine and penalty imposed by any taxing authority upon it or any of its assets, income or franchises, as well as all amounts owed to mechanics, materialmen, landlords, suppliers and the like in the normal course of business.

d.	Inspections. Promptly upon the Bank’s reasonable request, the Borrower will permit, and cause its Subsidiaries to permit, during normal business hours, the Bank’s officers, attorneys or other agents to inspect its and its Subsidiary’s premises, examine and copy its records and discuss its and its Subsidiary’s business, operations and financial or other condition with its and its Subsidiary’s responsible officers and independent accountants.

e.	Operating Accounts. Maintain deposit account #15004220625006 with the Bank.

f.	Annual Unused Fee. The Borrower shall pay to the Bank a facility fee on the daily average unused portion of the maximum principal amount of the Note during each quarter or portion thereof, computed at the rate of 0.70% per annum. Such facility fee shall be payable quarterly in arrears on the last day of each calendar quarter commencing March 31, 2011 (pro rata) and ending on the later of (a) the date that all sums due under the Note, including all principal, interest, late fees and any other changes, are fully repaid to the Bank or (b) there exists no commitment by the Bank which could give rise to any Obligations.

g.	Changes in Management and Control. If the Borrower is not an individual, upon any change in the identity of the Borrower’s chief executive officers, the Borrower will provide to the Bank within five business days after the date of any such change a certificate executed by its senior individual authorized to transact business on behalf of the Borrower, specifying such change.

h.	Notice of Defaults and Material Adverse Changes. Immediately upon acquiring reason to know of any Event of Default, the Borrower will provide to the Bank a certificate executed by the Borrower’s senior individual authorized to transact business on behalf of the Borrower, specifying the date(s) and nature of the event and what action the Borrower or its Subsidiary has taken or proposes to take with respect to it. Within five business days of any officer of the Borrower obtaining knowledge of the occurrence of: (i) any event or condition that could reasonably be expected to have a material adverse effect upon the Borrower or any Subsidiary or (ii) any Action that could reasonably be expected to have a material adverse effect upon the Borrower or any Subsidiary, and in each case to the extent such event or Action has not already been disclosed by the Borrower pursuant to a filing with the SEC and a copy of such SEC filing has been provided to the Bank, the Borrower will provide to the Bank a certificate executed by the Borrower’s senior individual authorized to transact business on behalf of the Borrower, specifying the date(s) and nature of the event or the Action and what action the Borrower or its Subsidiary has taken or proposes to take with respect to it.

i.	Insurance. Maintain its, and cause its Subsidiaries to maintain, property in good repair (normal wear and tear excepted) and will on request provide the Bank with evidence of insurance coverage satisfactory to the Bank, including fire and hazard, liability, workers’ compensation and business interruption insurance and flood hazard insurance as required.

j.	Regulatory Filings. In the event that a certain revolving loan facility in the maximum principal amount of Two Million Dollars ($2,000,000.00) extended by the Bank to the Borrower pursuant to the Note has, by April 16, 2012, neither been extended nor modified in such a way as to extend its maturity date of July 16, 2012, then, by no later than April 16, 2012, the Borrower shall have made all necessary regulatory filings with the appropriate Federal Banking Agency(ies) and shall have secured the approval of the appropriate Federal Banking Agency(ies) in order to enable the Borrower to sell sufficient stock to generate sufficient money to fully repay the outstanding principal amount and all interest and additional sums due under such revolving loan facility on or before July 16, 2012.

k.	Further Assurances. Promptly upon the request of the Bank, the Borrower will execute, and cause its Subsidiaries to execute, and deliver each writing and take each other action that the Bank deems necessary or desirable in connection with any transaction contemplated by this Agreement.

3	© Manufacturers and Traders Trust Company, 2004

4.	NEGATIVE COVENANTS. Until the Termination Date, the Borrower shall not violate, and shall not suffer or permit any of its Subsidiaries to violate, any of the following covenants and any additional negative covenant on any attached Schedule titled “Additional Negative Covenants”. Neither the Borrower nor any of its Subsidiaries shall:

a.	Indebtedness. Create, incur or assume, or become or be liable in respect of any “Indebtedness”, other than Indebtedness arising under or contemplated by this Agreement and the Note, Indebtedness incurred in the ordinary course of business consistent with past practice, Indebtedness described on any attached Schedule entitled “Permitted Indebtedness” (together with any refinancings thereof), indebtedness to FHL Bank Atlanta, trade indebtedness or current liabilities for salary and wages incurred in the ordinary course of business and not substantially overdue. For purposes of this Agreement, “Indebtedness” shall mean any obligation of Borrower which, in accordance with G.A.A.P., would be classified as indebtedness upon Borrower’s balance sheet including any footnote thereto prepared at such time and, in any event shall include, without limitation, and without duplication: (i) all indebtedness of arising or incurred under or in respect of (A) any guaranties (whether direct or indirect) by Borrower of the indebtedness, obligations or liabilities of any other person or entity, or (B) any endorsement by Borrower of any of the indebtedness, obligations or liabilities of any other person or entity, or (C) the discount by Borrower, with recourse to Borrower, of any of the indebtedness, obligations or liabilities of any other person or entity.

b.	Guaranties. Become a guarantor, a surety, or otherwise liable for the debts or other obligations of another, whether by guaranty or suretyship agreement, agreement to purchase indebtedness, agreement for furnishing funds through the purchase of goods, supplies or services (or by way of stock purchase, capital contribution, advance or loan) for the purpose of paying or discharging indebtedness, or otherwise, except as an endorser of instruments for the payment of money deposited to its bank account for collection in the ordinary course of business and except as may be specified in any attached Schedule titled “Permitted Guaranties”.

c.	Liens. Permit any of its assets to be subject to any security interest, mortgage or other lien or encumbrance, except as set forth on any attached Schedule titled “Permitted Liens” and except for liens for property taxes not yet due; pledges and deposits to secure obligations or performance for workers’ compensation, bids, tenders, contracts other than notes, appeal bonds or public or statutory obligations; pledges of assets to secure FHL Bank Atlanta advances); and materialmens’, mechanics’, carriers’, suppliers and similar liens arising in the normal course of business.

d.	Distributions. If the Borrower is not an individual, declare or pay any distribution, except for (i) dividends payable solely in stock and (ii) cash dividends paid to the Borrower by its Subsidiary.

e.	Changes In Form. (i) Transfer or dispose of substantially all of its assets, (ii) unless the Borrower or any of its Subsidiaries is not the surviving entity with current management in control, acquire substantially all of the assets of any other entity, (iii) unless notice is given to the Bank not less than ten (10) days in advance, do business under or otherwise use any name other than its true name or (iv) make any material change in its business, structure, purposes or operations that could reasonably be expected to have a material adverse effect on the Borrower or any of its Subsidiaries. If the Borrower or any Subsidiary is not an individual, (i) unless the Borrower or any of its Subsidiaries is not the surviving entity with current management in control, participate in any merger, consolidation or other absorption or (ii) make, terminate or permit to be revoked any election pursuant to Subchapter S of the Internal Revenue Code.

f.	Regulatory Enforcement. Be subject, or any regulated bank Subsidiary be subject, to any formal enforcement action by any Federal Banking Agency or any other governmental agency or regulatory body.

g.	Payments on Junior Subordinated Debt. Make any payments or effectuate any redemptions on account of junior subordinated debentures previously issued by the Borrower to BCSB Bankcorp Capital Trust I or to BCSB Bankcorp Trust II; provided, however, that, so long as no Event of Default under this Agreement exists and is continuing, the Borrower may make regularly scheduled payments on account of such debentures in the ordinary course of business as and when such payments become due. In no event shall the Borrower pay, whether directly or indirectly, any prepayments or accelerated payments on account of any of such debentures unless the Bank shall consent in writing.

h.	Stock of Subsidiaries. Permit any of its Subsidiaries to issue any additional shares of their respective capital stock or other equity securities which contain general voting powers, any options therefor or any securities convertible thereto other than to the Borrower or another Subsidiary. Neither the Borrower nor any of its Subsidiaries shall sell, transfer or otherwise dispose of any of the capital stock or other equity securities of a Subsidiary which contain general voting powers, except (i) to the Borrower or any of its Subsidiaries, (ii) to an officer, employee or director of the Borrower or any Subsidiary; or (iii) to other persons or entities, provided that such dispositions do not, singly or in the aggregate, constitute more than 10% of the total number of shares of capital stock or other equity securities outstanding of such Subsidiary which contain general voting powers.

i.	Asset Sales. Transfer, discount, sell, grant or assign any interest in assets of the Borrower or its Subsidiaries except in the ordinary course of business; provided, however, that the Borrower and its Subsidiaries shall be permitted to sell up to five of its existing bank branches.

5.	FINANCIAL COVENANTS. Until the Termination Date, the Borrower shall not violate, and shall not suffer or permit any of its Subsidiaries to violate, any of the financial covenants on the attached Schedule titled “Additional Financial Covenants”. Unless a different measurement period is specified, compliance for the financial covenants shall be required at all times.

4	© Manufacturers and Traders Trust Company, 2004

6.	DEFAULT.

a.	Events of Default. Any of the following events or conditions shall constitute an “Event of Default”:

(i)	failure by the Borrower to pay when due (whether at the stated maturity, by acceleration, upon demand or otherwise) the Obligations, or any part thereof;

(ii)	a default by the Borrower in the performance of any obligation, term or condition of Sections 3(b),3(d), 3(e), 3(g), 3(h), or 3(i) hereof, Section 4 hereof or Item #1 (“Nonperforming Assets to Total Loans and Other Real Estate Owned Ratio”) in the Additional Financial Covenants Schedule;

(iii)	a default by the Borrower in the performance of any obligation, term or condition of Item #2 (“Capitalization of Borrower and Baltimore County Savings Bank, FSB”) or Item #3 (“Double Leverage Ratio”) in the Additional Financial Covenants Schedule that is not cured within 45 days of the earlier of: (a) the date on which the Borrower becomes aware of such default or (b) the date on which pursuant to Section 3a hereof (without giving effect to any applicable cure period), the Borrower was required to deliver to the Bank a certificate setting forth the computations required to establish the Borrower’s compliance with each financial covenants;

(iv)	a default by the Borrower in the performance of any obligation, term or condition of Item #4 (“Liquidity Requirement”) in the Additional Financial Covenants Schedule that is not cured within 5 days of the earlier of: (a) the date on which the Borrower becomes aware of such default or (b) the date on which pursuant to Section 3a hereof (without giving effect to any applicable cure period), the Borrower was required to deliver to the Bank a certificate setting forth the computations required to establish the Borrower’s compliance with each financial covenant;

(v)	a default by the Borrower in the performance of any obligation, term or condition of this Agreement for which a cure period is not otherwise specified in this Agreement;

(vi)	a default by the Borrower in the performance of any obligation, term or condition of the other Transaction Documents relating to the Credit or any other agreement with the Bank or any of its affiliates or subsidiaries (collectively, “Affiliates”) that is not cured within the applicable cure period (if any);

(vii)	failure by the Borrower to pay when due (whether at the stated maturity, by acceleration, upon demand or otherwise) any indebtedness or obligation in excess of $250,000 owing to any third party or any Affiliate, the occurrence of any event which gives rise to the right to accelerate the payment of any such indebtedness or obligation or the occurrence of a default under any agreement with any third party or any Affiliate that has not been cured within any applicable cure period;

(viii)	the Borrower is dissolved, becomes insolvent, generally fails to pay or admits in writing its inability generally to pay its debts as they become due;

(ix)	the Borrower makes a general assignment, arrangement or composition agreement with or for the benefit of its creditors or makes, or sends notice of any intended, bulk sale; the sale, assignment, transfer or delivery of all or substantially all of the assets of the Borrower to a third party; or the cessation by the Borrower as a going business concern;

(x)	the Borrower files a petition in bankruptcy or institutes any action under federal or state law for the relief of debtors or seeks or consents to the appointment of an administrator, receiver, custodian or similar official for the wind up of its business (or has such a petition or action filed against it and such petition action or appointment is not dismissed or stayed within forty-five (45) days);

(xi)	the reorganization, merger, or consolidation involving the Borrower where the Borrower is not the surviving corporation or dissolution of the Borrower (or the making of any agreement therefor);

(xii)	the death or judicial declaration of incompetency of the Borrower, if an individual;

(xiii)	the entry of any material judgment or order of any court, other governmental authority or arbitrator against the Borrower that exceeds by more than $250,000 any insurance coverage applicable thereto (to the extent the relevant insurer has been notified of such claim and has not denied coverage therefor) and such judgment, order or decree shall not have been vacated or discharged for a period of 30 consecutive days and there shall not be in effect (by reason of a pending appeal or otherwise) any stay of enforcement thereof;

(xiv)	falsity, omission or inaccuracy of facts submitted to the Bank or any Affiliate (whether in a financial statement or otherwise) which falsity, omission or condition the Bank reasonably determines will have a material adverse effect on (a) the Borrower, its business, assets, operations or condition (financial or otherwise), or (b) the ability of the Borrower to pay or perform the Obligations;

(xv)	an adverse change in the Borrower, its business, assets, operations, affairs or condition (financial or otherwise) from the status shown on any financial statement or other document submitted to the Bank or any Affiliate, and which change the Bank reasonably determines will have a material adverse affect on (a) the Borrower, its business, assets, operations or condition (financial or otherwise), or (b) the ability of the Borrower to pay or perform the Obligations;

(xvi)	any pension plan of the Borrower fails to comply with applicable law or has vested unfunded liabilities that the Bank reasonably determines will have a material adverse effect on the Borrower’s ability to repay its debts;

(xvii)	any indication or evidence received by the Bank that the Borrower may have directly or indirectly been engaged in any type of activity which, in the Bank’s reasonable discretion, might result in the forfeiture or any property of the Borrower with an aggregate fair market value in excess of $250,000 to any governmental authority; or

(xviii)	the occurrence of any event described in Section 6(a)(i) through and including 6(a)(xviii) with respect to any material Subsidiary, including Baltimore County Savings Bank, FSB.

Notwithstanding the foregoing, solely with respect to an event described in Section 6(a)(v), (xiv), (xv), (xvi), (xvii) and (xviii) (in the case of an event described in Section 6(a)(v), (xiv), (xv), (xvi) and (xvii) with respect to any material Subsidiary), prior to an Event of Default being deemed to have occurred, the Bank shall give notice to the Borrower of the event or circumstances deemed by the Bank to give rise to the Event of Default, and the Borrower shall have 30 days to cure the event or circumstances cited in such notice (to the extent curable) and if the Borrower cures the events or circumstances giving rise to such Event of Default to the reasonable satisfaction of the Bank, no Event of Default shall be deemed to have occurred.

b.

Rights and Remedies Upon Default. Upon the occurrence of any Event of Default, the Bank without demand of performance or other demand, presentment, protest, advertisement or notice of any kind (except any notice required by law) to or upon the Borrower, any Subsidiary or any other person (all and each of which demands, presentments, protests, advertisements and notices are hereby waived), may exercise all rights and remedies under the Borrower’s or its Subsidiaries’ agreements with the Bank or its Affiliates, applicable law, in equity or otherwise and may declare all or any part of any Obligations not payable on demand to be immediately due and payable without demand or notice of any kind and

5	© Manufacturers and Traders Trust Company, 2004

terminate any obligation it may have to grant any additional loan, credit or other financial accommodation to the Borrower or any Subsidiary. All or any part of any Obligations whether or not payable on demand, shall be immediately due and payable automatically upon the occurrence of an Event of Default in Section 6(a)(vi) above. The provisions hereof are not intended in any way to affect any rights of the Bank with respect to any Obligations which may now or hereafter be payable on demand.

7.	EXPENSES. The Borrower shall pay to the Bank on demand all reasonable, out-of-pocket costs and expenses (including all reasonable and actually incurred fees and disbursements of counsel retained for advice, suit, appeal or other proceedings or purpose and of any experts or agents it may retain), which the Bank may incur in connection with (i) the administration of the Obligations, including any administrative fees the Bank may impose for the preparation of discharges, releases or assignments to third-parties; (ii) the enforcement and collection of any Obligations or any guaranty thereof; (iii) the exercise, performance ,enforcement or protection of any of the rights of the Bank hereunder; or (iv) the failure of the Borrower or any Subsidiary to perform or observe any provisions hereof. After such demand for payment of any cost, expense or fee under this Section or elsewhere under this Agreement, the Borrower shall pay interest at the highest default rate specified in any instrument evidencing any of the Obligations from the date payment is demanded by the Bank to the date reimbursed by the Borrower. All such costs, expenses or fees under this Agreement shall be added to the Obligations.

8.	TERMINATION. This Agreement shall remain in full force and effect until the later to occur of (i) all Obligations outstanding, or contracted or committed for (whether or not outstanding), shall be finally and irrevocably paid in full and (ii) all of the Bank’s commitments to make advances to the Borrower have been terminated. The date of such termination shall be known as the “Termination Date”.

9.	RIGHT OF SETOFF. Upon the occurrence and during the continuance of an Event of Default, the Bank shall have the right to set off against the amounts owing under this Agreement and the other Transaction Documents any property placed by the Borrower in a deposit or other account or otherwise with the Bank or its Affiliates. Such setoff shall be deemed to have been exercised immediately at the time the Bank or such Affiliate elect to do so.

10.	CONFIDENTIALITY. All of the financial statements and reports furnished by the Borrower to the Bank under Section 3(a) of this Agreement shall be deemed confidential and shall not be disclosed by the Bank to any other persons except as provided herein. The Bank acknowledges that the Borrower is a publicly traded company and such financial statements and reports may be material non-public information as more fully described in Section 3(a) of this Agreement. In addition, any other information from time to time delivered to the Bank by the Borrower which is identified as confidential and which is not in the public domain shall be held by the Bank as confidential; provided that the Bank may make disclosure of such information (i) to its independent accountants and legal counsel (which persons shall be likewise bound by the provisions of this Section 10), (ii) pursuant to statutory and regulatory requirements, (iii) pursuant to any mandatory court order or subpoena or in connection with any legal process, (iv) pursuant to any written agreement hereafter made between the Bank and the Borrower to which such information relates, which agreement permits such disclosure, (v) as necessary in connection with the exercise of any remedy by the Bank under the Transaction Documents, (vi) which was heretofore been publicly disclosed or is otherwise available to the Bank on a non-confidential basis from a source that is not, to its knowledge, subject to a confidentiality agreement with the Borrower, (vii) in connection with any litigation to which the Bank is a party, or (viii) subject to an agreement containing provisions substantially the same as those set forth in this Section 10, to any assignee of or participant in, or prospective assignee of or participant in, any of the Obligations; provided that the Bank shall use reasonable efforts to provide written notice to the Borrower of any disclosures of such information made by the Bank pursuant to the immediately preceding clauses (ii), (iii) or (vii).

11.	MISCELLANEOUS.

a.

Notices. Any demand or notice hereunder or under any applicable law pertaining hereto shall be in writing and duly given if delivered toBorrower (at 4111 East Joppa Road, Baltimore, Maryland 21236, Attn: Joseph Bouffard and separately to Kilpatrick Stockton LLP, Suite 900, 607 14th Street, NW, Washington, D. C. 20005-2018, Attn: Gary Bronstein, Esq.) or to the Bank (at One M&T Plaza, Buffalo, New York 14240, Attention: Office of General Counsel and separately to Manufacturers and Traders Trust Company, 25 South Charles Street, Suite 1800, Baltimore, Maryland 21201, Attn: Christopher Padgett, Administrative Vice President). Such notice or demand shall be deemed sufficiently given for all purposes when delivered (i) by personal delivery and shall be deemed effective when delivered, or (ii) by mail or courier and shall be deemed effective three (3) business days after deposit in an official depository maintained by the United States Post Office for the collection of mail or one (1) business day after delivery to a nationally recognized overnight courier service (e.g., Federal Express). Notice by e-mail is not valid notice under this or any other agreement between Borrower and the Bank.

b.	Generally Accepted Accounting Principles. Any financial calculation to be made, all financial statements and other financial information to be provided, and all books and records, system of accounting and reserves to be kept in connection with the provisions of this Agreement, shall be in accordance with generally accepted accounting principles consistently applied during each interval and from interval to interval; provided, however, that in the event changes in generally accepted accounting principles shall be mandated by the Financial Accounting Standards Board or any similar accounting body of comparable standing, or should be recommended by Borrower’s certified public accountants, to the extent such changes would affect any financial calculations to be made in connection herewith, such changes shall be implemented in making such calculations only from and after such date as Borrower and the Bank shall have amended this Agreement to the extent necessary to reflect such changes in the financial and other covenants to which such calculations relate.

c.	Indemnification. If after receipt of any payment of all, or any part of, the Obligations, the Bank is, for any reason, compelled to surrender such payment to any person or entity because such payment is determined by a court of competent jurisdiction to be void or voidable as a preference, an impermissible setoff, or a diversion of trust funds, or for any other reason, the Transaction Documents shall continue in full force and the Borrower shall be liable, and shall indemnify and hold the Bank harmless for, the amount of such payment surrendered. The provisions of this Section shall be and remain effective notwithstanding any contrary action which may have been taken by the Bank in reliance upon such payment, and any such contrary action so taken shall be without prejudice to the Bank’s rights under the Transaction Documents and shall be deemed to have been conditioned upon such payment having become final and irrevocable. The provisions of this Section shall survive the termination of this Agreement and the Transaction Documents.

6	© Manufacturers and Traders Trust Company, 2004

d.	Further Assurances. From time to time, the Borrower shall take, and cause its Subsidiaries to take, such action and execute and deliver to the Bank such additional documents, instruments, certificates, and agreements as the Bank may reasonably request to effectuate the purposes of the Transaction Documents.

e.	Cumulative Nature and Non-Exclusive Exercise of Rights and Remedies. All rights and remedies of the Bank pursuant to this Agreement and the Transaction Documents shall be cumulative, and no such right or remedy shall be exclusive of any other such right or remedy. In the event of any unreconcilable inconsistencies, this Agreement shall control. No single or partial exercise by the Bank of any right or remedy pursuant to this Agreement or otherwise shall preclude any other or further exercise thereof, or any exercise of any other such right or remedy, by the Bank.

f.	Governing Law; Jurisdiction. This Agreement has been delivered to and accepted by the Bank and will be deemed to be made in the State of Maryland. Except as otherwise provided under federal law, this Agreement will be interpreted in accordance with the laws of the State of Maryland excluding its conflict of laws rules. BORROWER HEREBY IRREVOCABLY CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT IN THE STATE OF MARYLAND WHERE THE BANK MAINTAINS A BRANCH, AND CONSENTS THAT THE BANK MAY EFFECT ANY SERVICE OF PROCESS IN THE MANNER AND AT BORROWER’S ADDRESS SET FORTH ABOVE FOR PROVIDING NOTICE OR DEMAND; PROVIDED THAT NOTHING CONTAINED IN THIS AGREEMENT WILL PREVENT THE BANK FROM BRINGING ANY ACTION, ENFORCING ANY AWARD OR JUDGMENT OR EXERCISING ANY RIGHTS AGAINST BORROWER INDIVIDUALLY, AGAINST ANY SECURITY OR AGAINST ANY PROPERTY OF BORROWER WITHIN ANY OTHER COUNTY, STATE OR OTHER FOREIGN OR DOMESTIC JURISDICTION. Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Bank and Borrower. Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Agreement.

g.	Successors and Assigns. This Agreement shall be binding upon the Borrower and upon its heirs and legal representatives, its successors and assignees, and shall inure to the benefit of, and be enforceable by, the Bank, its successors and assignees and each direct or indirect assignee or other transferee of any of the Obligations; provided, however, that this Agreement may not be assigned by the Borrower without the prior written consent of the Bank.

h.	Waivers; Changes in Writing. No failure or delay of the Bank in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The Borrower expressly disclaims any reliance on any course of dealing or usage of trade or oral representation of the Bank (including representations to make loans to the Borrower) and agrees that none of the foregoing shall operate as a waiver of any right or remedy of the Bank. No notice to or demand on the Borrower in any case shall entitle the Borrower to any other or further notice or demand in similar or other circumstances. No waiver of any provision of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless made specifically in writing by the Bank and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No modification to any provision of this Agreement shall be effective unless made in writing in an agreement signed by the Borrower and the Bank.

i.	Interpretation. Unless the context otherwise clearly requires, references to plural includes the singular and references to the singular include the plural; references to “individual” shall mean a natural person and shall include a natural person doing business under an assumed name (e.g., a “DBA”); the word “or” has the inclusive meaning represented by the phrase “and/or”; the word “including”, “includes” and “include” shall be deemed to be followed by the words “without limitation”; and captions or section headings are solely for convenience and not part of the substance of this Agreement. Any representation, warranty, covenant or agreement herein shall survive execution and delivery of this Agreement and shall be deemed continuous. Each provision of this Agreement shall be interpreted as consistent with existing law and shall be deemed amended to the extent necessary to comply with any conflicting law. If any provision nevertheless is held invalid, the other provisions shall remain in effect. The Borrower agrees that in any legal proceeding, a photocopy of this Agreement kept in the Bank’s course of business may be admitted into evidence as an original.

j.	Waiver of Jury Trial. THE BORROWER AND THE BANK HEREBY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVE ANY RIGHT TO TRIAL BY JURY THE BORROWER AND THE BANK MAY HAVE IN ANY ACTION OR PROCEEDING, IN LAW OR IN EQUITY, IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTIONS RELATED HERETO. THE BORROWER REPRESENTS AND WARRANTS THAT NO REPRESENTATIVE OR AGENT OF THE BANK HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE BANK WILL NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THIS JURY TRIAL WAIVER. THE BORROWER ACKNOWLEDGES THAT THE BANK HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE PROVISIONS OF THIS SECTION.

Acknowledgment. Borrower acknowledges that it has read and understands all the provisions of this Agreement, including the Governing Law, Jurisdiction and Waiver of Jury Trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof as a SEALED INSTRUMENT the day and year first above written.

7	© Manufacturers and Traders Trust Company, 2004

MANUFACTURERS AND TRADERS TRUST COMPANY

By	/s/ Christopher Padgett	(L.S.)
Name: Christopher Padgett
Title: Administrative Vice President

BCSB BANCORP, INC.

By	/s/ Joseph Bouffard	(L.S.)
Name: Joseph Bouffard
Title: President and CEO

8	© Manufacturers and Traders Trust Company, 2004

ACKNOWLEDGMENT

STATE OF MARYLAND		)
: SS.
COUNTY OF	BALTIMORE	)

On the 18th day of January, in the year 2011, before me, the undersigned, a Notary Public in and for said State, personally appeared Joseph Bouffard, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity as President and CEO, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Mary Ellen Christopher
Notary Public Commission expires 1/31/2011

ACKNOWLEDGMENT

STATE OF MARYLAND	)
: SS.
CITY OF BALTIMORE	)

On the 20th day of January, in the year 2011, before me, the undersigned, a Notary Public in and for said State, personally appeared Christopher Padgett, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity as Administrative Vice President of Manufacturers and Traders Trust Company, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Cassandra L. Davis
Notary Public Commission Expires 8/16/2013

BANK USE ONLY

Authorization Confirmed:
Signature

9	© Manufacturers and Traders Trust Company, 2004

SCHEDULE

ADDITIONAL FINANCIAL COVENANTS

1. Nonperforming Assets to Total Loans and Other Real Estate Owned Ratio. The Borrower shall not permit the consolidated “Nonperforming Assets to Total Loans and Other Real Estate Owned Ratio” of the Borrower and its Subsidiaries to be greater than 5.00%. As used in this Section 1, “Nonperforming Assets to Total Loans and Other Real Estate Owned Ratio” means the ratio of (A) “Nonperforming Assets” to (B) the sum of (i) “Total Loans”, plus (ii) “Other Real Estate Owned”; “Nonperforming Assets” means the consolidated loans, leases and other assets of the Borrower and its Subsidiaries that are not accruing interest, or are 90 days or more past due in the payment of principal or interest, plus consolidated “Other Real Estate Owned” by the Borrower and its Subsidiaries; “Total Loans” means the consolidated principal of loans made by the Borrower and its Subsidiaries to unrelated third parties, net of unearned income and gross of reserve; and “Other Real Estate Owned” means the book value, less accumulated depreciation and net of applicable valuation allowances, of all real estate owned or controlled by the Borrower and its Subsidiaries, other than banking premises used by the Borrower or its Subsidiaries in their banking business (mortgages and other liens on such property are not deducted from the book value of such property); in each case as shown on the consolidated financial statements of the Borrower and its Subsidiaries, as filed with the Securities and Exchange Commission (the “SEC”). The calculation excludes performing (accruing and less than 90 days past due) Troubled Debt Restructurings.

2. Capitalization of Borrower and Baltimore County Savings Bank, FSB. The Borrower and Baltimore County Savings Bank, FSB, respectively, including any other federally-insured depository institution that may be acquired after the date hereof and prior to the Termination Date, will maintain total “Risk-Based Capital Ratios”, “Tier I Risk-Based Capital Ratios”, and “Leverage Ratios, as defined in applicable regulations issued from time to time by the appropriate Federal Banking Agency(ies) that have regulatory oversight of the Borrower and its Subsidiaries, as follows:

Borrower
Leverage Ratio:	not less than 6.00%;
Tier I Risk-Based Capital Ratio:	not less than 9.00%; and
Total Risk-Based Capital Ratio:	not less than 11.00%.

Baltimore County Savings Bank
Leverage Ratio:	not less than 8.00%;
Tier I Risk-Based Capital Ratio:	not less than 10.00%; and
Total Risk-Based Capital Ratio:	not less than 12.00%.

3. Double Leverage Ratio. The Borrower shall not permit its Double Leverage Ratio to be greater than 1.35 to 1.0. As used in this Section 3, “Double Leverage Ratio” means the ratio of

(i) the amount of unconsolidated equity investments of the Borrower in its Subsidiaries to (ii) the unconsolidated stockholders’ equity of the Borrower, in each case as reported in the Borrower’s financial statements as filed with the SEC. At the conclusion of any fiscal quarter as to which the Borrower does not make an SEC filing containing the information necessary to calculate this ratio, the Borrower will provide all relevant information to the Bank in order to enable the Bank to calculate this ratio.

4. Liquidity Requirement. The Borrower shall maintain available unrestricted cash balances at Manufacturers and Traders Trust Company at all times that are equal to or greater than the debt service requirements of the Borrower under this loan within the following thirty (30) days, but in no event less than Two Hundred Thousand Dollars ($200,000.00).

EXHIBIT A

BCSB BANCORP, INC. REPORT OF PRESIDENT AND CEO

AND OF EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

BCSB Bancorp, Inc. (the “Borrower”) hereby certifies that:

This Report is furnished pursuant to Section 3(a) of the Credit Agreement dated as of January     , 2011 (the “Credit Agreement”) between the Borrower and MANUFACTURERS AND TRADERS TRUST COMPANY. Unless otherwise defined herein, the terms used in this Report have the meanings given to them in the Credit Agreement. In the event of any conflict between the provisions of this Report and the provisions of the Credit Agreement, the provisions of the Credit Agreement shall control.

As required by Section 3(a) of the Credit Agreement, the consolidating and consolidated financial statements of the Borrower and each Subsidiary for the [year/quarter] ended                     , 201  , as filed with the Securities and Exchange Commission (the “SEC”) (the "Financial Statements"), accompany this Report. The Financial Statements are correct and in accordance with the Borrower’s and each Subsidiary’s records and present fairly the consolidating and consolidated financial position of the Borrower and each Subsidiary as at the date thereof and the consolidating and consolidated results of operations and cash flows of the Borrower and each Subsidiary for the period covered thereby (subject only to normal recurring year-end adjustments which will not in the aggregate be material in amount).

The figures set forth in the attached Schedule A for determining compliance by the Borrower with the financial covenants contained in Sections 1, 2, 3 and 4 of the Additional Financial Covenants Schedule, attached to the Credit Agreement are true and complete as of the date hereof.

As of the date hereof, Borrower, its consolidated subsidiaries, and Baltimore County Savings Bank, FSB and any subsidiary bank or banks that may be acquired prior to the Termination Date have Total Risk-Based Capital Ratios, Tier I Risk Based Capital Ratios and Leverage Ratios sufficient to cause each of such entity or consolidated entity to be well capitalized to comply with Section 3(b) of the Credit Agreement.

The activities of the Borrower and its Subsidiaries during the period covered by the Financial Statements have been reviewed by us as Borrower's President and CEO and as Borrower’s Executive Vice President and Chief Financial Officer or by employees or agents of Borrower under our immediate supervision. Based on such review, to my best knowledge and belief, and as of the date of this Report, no Default has occurred. *

WITNESS my hand this day of 201 .

BCSB BANCORP, INC.

By:
Joseph Bouffard, President and CEO

By:
Anthony Cole, Executive Vice President
and Chief Financial Officer

*	If a Default has occurred, this paragraph is to be modified with an appropriate statement as to the nature thereof, the period of existence thereof and what action the Borrower has taken, is taking, or proposes to take with respect thereto.

SCHEDULE A

to

EXHIBIT A

AFFIRMATIVE (FINANCIAL) COVENANTS

Nonperforming Assets to Total Loans and Other Real Estate Owned Ratio (Section 1 of the Additional Financial Covenants Schedule)

MAXIMUM PERMITTED:				5.00%

ACTUAL:

(i)	Non-accrual and other loans and leases past due 90 days or more and still accruing (excluding performing (accruing and less than 90 days past due) troubled debt restructurings	$

(ii)	Other Real Estate Owned	$

(iii)	Nonperforming Assets: line (i) plus line (ii)		$

(iv)	Total Loans	$

(v)	Other Real Estate Owned	$

(vi)	Total Loans and Other Real Estate Owned: line (iv) plus line (v)		$

(vii)	Nonperforming Assets to Total Loans and Other Real Estate Owned Ratio: [line (iii) divided by (line (iv) plus line (v)] times 100			%

Double Leverage Ratio (Section 3 of the Additional Financial Covenants Schedule)

MAXIMUM PERMITTED			1.35	:	1.00

ACTUAL:

(i)	Unconsolidated equity Investments in Subsidiaries	$

(ii)	Unconsolidated stockholders’ equity	$

(iii)	Double Leverage Ratio: line (i) divided by line (ii)			:	1.00

Capital/Leverage Ratios (Section 2 of the Additional Financial Covenants Schedule)

MINIMUM REQUIRED:	Borrower	Bank

Total Risk-Based Capital Ratios	11.00%	12.00%

Tier I Risk-Based Capital Ratios	9.00%	10.00%

Leverage Ratios	6.00%	8.00%

ACTUAL:	Borrower	Bank

Total Risk-Based Capital Ratios	%	%

Tier I Risk-Based Capital Ratios	%	%

Leverage Ratios	%	%

Minimum Liquidity (Section 4 of the Additional Financial Covenants Schedule)

MINIMUM REQUIRED:		$200,000.00

ACTUAL:

Unrestricted cash held in a depository account at M&T Bank	$

WITNESS my hand this      day of                     , 201  .

BCSB BANCORP, INC.

By:
Anthony Cole, Executive Vice President and Chief
Financial Officer